UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:      001-40147

QUALTEK SERVICES INC.

(Exact name of registrant as specified in its charter)

475 Sentry Parkway E, Suite 200

Blue Bell, PA 19422

(484) 804-4585

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value

Warrants

(Title of each class of securities covered by this Form)

Senior Convertible Notes due 2027

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On July 14, 2023 (the “Effective Date”), QualTek Services Inc. (the “Company”) emerged from bankruptcy pursuant to that certain Debtors’ Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (Technical Modifications) (the “Plan”) approved and confirmed by the United States Bankruptcy Court for the Southern District of Texas on June 30, 2023. As of the Effective Date, pursuant to the Plan, the Company’s Class A common stock, $0.0001 par value (the “Class A Common Stock”), and the Company’s warrants to purchase Class A Common Stock (the “Warrants”) outstanding prior to the effectiveness of the Plan were deemed canceled and extinguished. This Form 15 is intended to terminate the registration of the Class A Common Stock and the Warrants under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to terminate and suspend all filing obligations under Section 12(g) and Section 15(d) of the Exchange Act with respect to the Class A Common Stock and the Warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934, QualTek Services Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUALTEK SERVICES INC.

Date: July 20, 2023	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer